SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT (this "Second Amendment") is dated as of the 31st day of March, 2005, among **PARKWAY PROPERTIES, LP** ("Borrower"), **111 CAPITOL BUILDING LIMITED PARTNERSHIP, PARKWAY JACKSON LLC, PARKWAY LAMAR LLC, PARKWAY PROPERTIES, INC.** and **PARKWAY PROPERTIES, GENERAL PARTNERS, INC.** (collectively, the "Guarantors"), **WACHOVIA BANK, NATIONAL ASSOCIATION**, as Agent (the "Agent"), **WACHOVIA CAPITAL MARKETS, LLC**, as Sole Lead Arranger and Sole Book Runner (the "Lead Arranger"), and the lenders a party hereto (collectively, the "Lenders").

W I T N E S S E T H:

WHEREAS, the Borrower, the Agent and the Lenders executed and delivered that certain Credit Agreement, dated as of February 6, 2004, amended by that certain First Amendment to Credit Agreement, dated as of June 16, 2004 (the "Credit Agreement");

WHEREAS, the Borrower has requested, and the Agent and the Lenders have agreed to, certain amendments to the Credit Agreement, subject to the terms and conditions hereof;

WHEREAS, the Borrower has also requested that the aggregate amount of the Commitments under the Credit Agreement be increased from $170,000,000 to $190,000,000 pursuant to Section 2.15 of the Credit Agreement;

NOW, THEREFORE, for and in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged by the parties hereto, the Borrower, the Guarantors, the Agent and the Lenders hereby covenant and agree as follows:

1.   Definitions. Unless otherwise specifically defined herein, each term used herein which is defined in the Credit Agreement shall have the meaning assigned to such term in the Credit Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Credit Agreement shall from and after the date hereof refer to the Credit Agreement as amended hereby.

2.   Modification of the Credit Agreement. The Borrower, the Agent and the Lenders do hereby modify and amend the Credit Agreement as follows:

(a)   By adding to the end of the definition of "EBITDA" in Section 1.1 of the Credit Agreement the following:

"EBITDA shall be adjusted to remove any impact from amortization of intangibles pursuant to FAS 141, as issued by the Financial Accounting Standards Board in June of 2001."

(b)   By adding to the end of the last sentence of the definition of "Indebtedness" in Section 1.1 of the Credit Agreement the following:

", but shall be adjusted to remove any impact of intangibles pursuant to FAS 141, as issued by the Financial Accounting Standards Board in June of 2001."

(c)   By adding to the end of the last sentence of the definition of "Net Operating Income" in Section 1.1 of the Credit Agreement the following:

", but shall be adjusted to remove any impact from amortization of intangibles pursuant to FAS 141, as issued by the Financial Accounting Standards Board in June of 2001."

(d)   By adding to the end of the last sentence of the definition of "Tangible Net Worth" in Section 1.1 of the Credit Agreement the following:

", but shall be adjusted to remove any impact from intangible debt obligations pursuant to FAS 141, as issued by the Financial Accounting Standards Board in June of 2001."

(e)   By deleting in its entirety Section 9.1(a) of the Credit Agreement, and inserting in lieu thereof the following:

"(a)   the Secured Debt to Total Asset Value Ratio to exceed forty-five percent (45%) at any time;"

(f)   By adding to the end of Section 9.1 of the Credit Agreement the following:

"For the purposes of all calculations made under or with reference to this Section 9.1 (including all calculations in this Agreement made with reference to the Secured Debt to Total Asset Value Ratio, Secured Recourse Debt to Total Asset Value Ratio, Interest Coverage Ratio, Fixed Charge Coverage Ratio, Tangible Net Worth, Debt to Total Asset Value Ratio and the Unencumbered Implied Debt Service Coverage Ratio), assets and liabilities of the Borrower that are required to be consolidated in the balance sheet of the Borrower solely due to Interpretation Number 46, as issued by the Financial Accounting Standards Board in January of 2003, shall not be included within the calculation of the Secured Debt to Total Asset Value Ratio, Secured Recourse Debt to Total Asset Value Ratio, Interest Coverage Ratio, Fixed Charge Coverage Ratio, Tangible Net Worth, Debt to Total Asset Value Ratio and the Unencumbered Implied Debt Service Coverage Ratio."

3.   <u>Increase of Commitments</u>. The Borrower has requested that, pursuant to Section 2.15 of the Credit Agreement, the aggregate amount of the Commitments be increased from $170,000,000 to $190,000,000. The following terms and conditions shall apply with respect to this requested increase in the aggregate amount of the Commitments:

(a)   Notwithstanding any "Commitment Amount" set forth on any Lender's signature page to the Credit Agreement or any "Assigned Commitment" or similar term set forth in any Assignment and Acceptance Agreement executed in connection with an assignment of Loans under the Credit Agreement, following the increase in the aggregate Commitments under the Credit Agreement and the allocation of such increased Commitment amount by the Agent pursuant to Section 2.15 of the Credit Agreement, the Commitment of each Lender shall be, subject to the payment of the Upfront Fee referred to in clause (b) of this Section 3, as set forth under the heading "Commitment Amount" opposite such Lender's name on Schedule I to this Second Amendment.

(b)   The Borrower shall pay to the Agent, for the account of each Lender increasing its Commitment, an upfront fee (the "Upfront Fee") in an amount equal to in the case of each Lender increasing its Commitment, 0.25% of such Lender's "Incremental Commitment" as set forth on Schedule I to this Second Amendment.

(c)   The Commitment Amounts set forth on Schedule I to this Second Amendment shall become effective upon payment of the Upfront Fee referred to in clause (b) of this Section 3.

(d)   The Borrower shall, simultaneously with the execution and delivery of this Second Amendment, execute (i) for each Lender increasing its Commitment, a new Revolving Note reflecting such Lender's Commitment Amount set forth on Schedule I to this Second Amendment and (ii) a Competitive Advance Note reflecting an amount equal to 30% of the aggregate amount of the Commitments under the Credit Agreement after giving effect to the increase in the aggregate amount of the Commitments referred to in this Section 3. Each Lender increasing its Commitment under the Credit Agreement shall, promptly following the execution and delivery by such Lender of this Second Amendment, return to the Borrower for cancellation each Revolving Note and Competitive Advance Note previously issued to it under the Credit Agreement.

(e)   As a result of the recent merger of Wachovia Bank, National Association ("Wachovia"), and SouthTrust Bank ("SouthTrust"), two of the original Lenders under the Credit Agreement, (i) the Commitment of Wachovia under the Credit Agreement, after giving effect to this Second Amendment, shall be equal to the sum of the original Commitments of Wachovia and SouthTrust under the Credit Agreement plus any "Incremental Commitment" set forth opposite Wachovia's name on Schedule I to this Second Amendment and (ii) each Note to be delivered to Wachovia pursuant to clause (e) of this Section 3 shall be based on an amount equal to the "Commitment Amount" set forth opposite Wachovia's name on Schedule I to this Second Amendment.

4.   <u>Restatement of Representations and Warranties</u>. The Borrower and Guarantors hereby restate and renew each and every representation and warranty heretofore made by them in the Credit Agreement and the other Loan Documents as fully as if made on the date hereof (except to the extent such representations and warranties expressly relate to an earlier date) and with specific reference to this Second Amendment and all other loan documents executed and/or delivered in connection herewith.

5.   References to Credit Agreement. All references in the Loan Documents to the Credit Agreement shall be deemed a reference to the Credit Agreement, as modified and amended herein.

6.   Acknowledgment of the Borrower and Guarantors. The Borrower and Guarantors hereby acknowledge, represent and agree that the Loan Documents, as modified and amended herein (including, without limitation, any increase in the aggregate amount of the Commitments referred to in Section 3 of this Second Amendment), remain in full force and effect and constitute the valid and legally binding obligation of the Borrower and Guarantors enforceable against the Borrower and Guarantors in accordance with their respective terms, and that the execution and delivery of this Second Amendment does not constitute, and shall not be deemed to constitute, a release, waiver or satisfaction of the Borrower's or any Guarantors' obligations under the Loan Documents.

7.   No Default. By execution hereof, the Borrower and Guarantors certify that each of them is and will be in compliance with all covenants under the Loan Documents after the execution and delivery of this Second Amendment, and that no Default or Event of Default has occurred and is continuing.

8.   Waiver of Claims. The Borrower and Guarantors acknowledge, represent and agree that none of the Borrower or any Guarantor has any defenses, setoffs, claims, counterclaims or causes of action of any kind or nature whatsoever with respect to the Loan Documents, the administration or funding of the Loan or with respect to any acts or omissions of the Agent or any Lender, or any past or present officers, agents or employees of the Agent or any Lender, and the Borrower and each Guarantor does hereby expressly waive, release and relinquish any and all such defenses, setoffs, claims, counterclaims and causes of action, if any.

9.   Ratification. Except as hereinabove set forth, all terms, covenants and provisions of the Credit Agreement remain unaltered and in full force and effect, and the parties hereto do hereby expressly ratify and confirm the Loan Documents and the Credit Agreement as modified and amended herein. Nothing in this Second Amendment shall be deemed or construed to constitute, and there has not otherwise occurred, a novation, cancellation, satisfaction, release, extinguishment or substitution of the indebtedness evidenced by the Notes or the other obligations of the Borrower and Guarantors under the Loan Documents.

10.   Counterparts. This Second Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered (which may be by telecopier pursuant to Section 14 below) shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument.

11.   Section References. Section titles and references used in this Second Amendment shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto evidenced hereby.

12.   Further Assurances. The Borrower and Guarantors agree to take such further actions as the Agent shall reasonably request in connection herewith to evidence the amendments herein contained.

13.   <u>Governing Law</u>. This Second Amendment shall be governed by and construed and interpreted in accordance with, the laws of the State of Georgia.

14.   <u>Conditions Precedent</u>. This Second Amendment shall become effective only upon (i) execution hereof by the Agent and Arranger, (ii) execution and return to counsel for the Agent at the telecopier number set forth below of a copy hereof by the Borrower, the Guarantors and the Requisite Lenders and (iii) payment of the Upfront Fee as set forth in Section 3 of this Second Amendment. Executed copies hereof shall be sent by facsimile to counsel for the Agent, McKenna Long & Aldridge, LLP, Attention: William F. Timmons, at Telecopier number 404-527-4198, Confirmation number 404-527-8380.

[SIGNATURES COMMENCE ON NEXT PAGE]

IN WITNESS WHEREOF, the Borrower, the Guarantors, the Agent, and the Lenders have caused this Second Amendment to be duly executed, under seal, by their duly authorized officers as of the day and year first above written.

BORROWER:

PARKWAY PROPERTIES LP, a Delaware limited partnership

By: Parkway Properties General Partners, Inc., a Delaware corporation, General Partner

        By:_____
        Name:_____
        Title:_____

        By:_____
        Name:_____
        Title:_____

GUARANTORS:

111 CAPITOL BUILDING LIMITED PARTNERSHIP, a Delaware limited partnership

By: Parkway Jackson LLC, a Mississippi limited liability company, its sole general partner

    By: Parkway Properties LP, a Delaware limited partnership, its sole member

        By: Parkway Properties General Partners, Inc., a Delaware corporation, its sole general partner

            By:_____
            Name:_____
            Title:_____

            By:_____
            Name:_____
            Title:_____

[Signatures Continued on Next Page]

[Signature Page to Second Amendment dated as of March __, 2005 with Parkway Properties LP]

PARKWAY JACKSON LLC, a Mississippi limited liability company, its sole general partner

By: Parkway Properties LP, a Delaware limited partnership, its sole member

By: Parkway Properties General Partners, Inc., a Delaware corporation, its sole general partner

By:__________________________________
Name:________________________________
Title:_________________________________

By:__________________________________
Name:________________________________
Title:_________________________________

PARKWAY LAMAR LLC, a Mississippi limited liability company

By: Parkway Properties LP, a Delaware limited partnership, its sole member

By: Parkway Properties General Partners, Inc., a Delaware corporation, its sole general partner

By:__________________________________
Name:________________________________
Title:_________________________________

By:__________________________________
Name:________________________________
Title:_________________________________

[Signatures Continued on Next Page]

PARKWAY PROPERTIES, INC., a Maryland
corporation

By:
Name:
Title:

By:
Name:
Title:

**PARKWAY PROPERTIES, GENERAL PARTNERS,
INC.**, a Delaware corporation

By:
Name:
Title:

By:
Name:
Title:

LENDERS:

WACHOVIA BANK, NATIONAL ASSOCIATION, as
Agent, as a Lender, as Swingline Lender and as Issuing
Lender

By:
Name:
Title:

[Signatures Continued On Next Page]

PNC BANK, NATIONAL ASSOCIATION,
as Syndication Agent and as a Lender

By: _____
Name: _____
Title: _____

JPMORGAN CHASE BANK, N.A. (successor by merger to Bank One, NA), as Co-Documentation Agent and as a Lender

By: _____
Name: _____
Title: _____

WELLS FARGO BANK, N.A., as Co-Documentation Agent and as a Lender

By: _____
Name: _____
Title: _____

US BANK, NATIONAL ASSOCIATION

By: _____
Name: _____
Title: _____

[Signatures Continued On Next Page]

[Signature Page to Second Amendment dated as of March __, 2005 with Parkway Properties LP]

KEYBANK NATIONAL ASSOCIATION

By:_______________________________
Name:_____________________________
Title:______________________________

TRUSTMARK NATIONAL BANK

By:_______________________________
Name:_____________________________
Title:______________________________

UNION PLANTERS BANK, NATIONAL ASSOCIATION

By:_______________________________
Name:_____________________________
Title:______________________________

COMPASS BANK

By:_______________________________
Name:_____________________________
Title:______________________________

FIRST TENNESSEE BANK

By:_______________________________
Name:_____________________________
Title:______________________________

Schedule I
to
Second Amendment to Credit Agreement

Name	Increased Commitment	Commitment Amount
Wachovia Bank, National Association	$0	$33,500,000.00
PNC Bank, National Association	$3,000,000.00	$24,000,000.00
JPMorgan Chase Bank, N.A.	$2,500,000.00	$21,000,000.00
Wells Fargo Bank, N.A.	$2,300,000.00	$20,800,000.00
US Bank, National Association	$5,000,000.00	$18,000,000.00
KeyBank National Association	$1,800,000.00	$16,800,000.00
Trustmark National Bank	$1,700,000.00	$15,200,000.00
Union Planters Bank, National Association	$1,500,000.00	$14,500,000.00
Compass Bank	$0	$14,000,000.00
First Tennessee Bank	$2,200,000.00	$12,200,000.00
Total	**$20,000,000**	**$190,000,000**